UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2021 (Report No. 2)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road

Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On January 6, 2021, Therapix Biosciences Ltd. (the “Company”) convened its Special General Meeting of Shareholders (the “Special Meeting”), however, the Special Meeting was adjourned for one day to the same time and place due to lack of quorum. Accordingly, the Company’s adjourned Special Meeting will be convened on Thursday, January 7, 2021 at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time), and will be held virtually via a Zoom videoconference (the “Adjourned Special Meeting”). If a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Special Meeting was convened. Proxy cards delivered for the Special Meeting will be voted at the Adjourned Special Meeting.

Shareholders who wish to participate in the Adjourned Special Meeting are asked to register to attend, personally or by a designated representative, by e-mailing, no later than at 7:00 a.m. (Eastern Time) / 2:00 p.m. (Israel time) on Thursday, January 7, 2021, a notice of attendance (the “Notice”) to the Company’s Chief Financial Officer, Mr. Oz Adler at oz@therapixbio.com. The Adjourned Special Meeting’s Zoom link will be sent to the e-mail address indicated in the Notice, along with further instructions.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: January 6, 2021	By:	/s/ Oz Adler
Name: Oz Adler
Title: Chief Financial Officer